April 12, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Deanna Virginio Joe McCann Lynn Dicker Kristin Lochhead

Re:	agilon health, inc.

Registration Statement Filed on Form S-1

File No. 333-254435

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as Representatives of the several underwriters, hereby join in the request of agilon health, inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 3:00 p.m., Eastern Time, on April 14, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Debevoise & Plimpton LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that between April 7, 2021 and the date hereof, the number of Preliminary Prospectuses dated April 7, 2021 which were furnished to 12 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 3000.

We, the undersigned, as Representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities LLC

Goldman Sachs & Co. LLC

BofA Securities, Inc.

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

/s/ David Ke
Name: David Ke
Title: Executive Director

GOLDMAN SACHS & CO. LLC

/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

BOFA SECURITIES, INC.

/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]